FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X..................... Form 40-F..............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No.................X....................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated October 23, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: October 23, 2002

By: ______________________________
Name: Christian Leu
Title: Chief Financial Officer

Geosystems

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Schweiz)

www.leica-geosystems.com

Nr. 17e Fit-together (October 2002)
Contact George Aase, Investor Relations
Tel.+41 (0) 71 727 30 64

Leica Geosystems announces workforce reduction

Heerbrugg (Switzerland), 23 October 2002 **– As a final measure of its "Fit – together" cost reduction and rationalization program, the Swiss surveying technology company Leica Geosystems announced today that it would reduce its Swiss workforce by 60 employees, where the Company currently employs 1,200 employees. Out of these employees, 30 will be released immediately. Leica Geosystems further stated that an additional ten percent of the workforce in Heerbrugg would be working under a reduced work schedule for the next six months. For the 30 employees made immediately redundant, the Company offers, in accordance with its works council and social partners, a comprehensive social program.**

The current measures are in the framework of the Leica Geosystems' cost reduction and rationalization program, "Fit together", and are consistent with the Company's statements from the first quarter, where it stated that it would take additional measures to reduce fixed costs if it did not see any material change in the economic climates of its major markets. The Company has met its objectives under the "Fit-together" program and stated that the program was now considered to be finished. Leica Geosystems confirmed that there was no change its business guidance previously communicated in its first quarter earnings release in August.

In conjunction with the announcement of workforce reductions in Switzerland, the Company announced that it would also be eliminating a further 90 positions in its operations abroad. Including the measures announced today, under the "Fit-together" program the Company will have reduced its global workforce at the end of 2002 by around 10% from the 3,000 employees at the beginning of year. Of the approximately 100 positions eliminated in Switzerland, more than half were handled through early retirement or natural attrition.

* * *

Contact Person:
George Aase, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) – Internet: www.leica-geosystems.com
Telephone (direct) *+41 (0)71 727 3064* *E-Mail* george.aase@leica-geosystems.com